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                       [LOGO] American Tower Corporation

                                                              September 24, 2001

Dear Eligible Option Holder:

   Enclosed is an offer from the Company to exchange your current stock options that have an exercise price of $20.00 and above for new options that will be granted and priced late in April, 2002. This exchange plan was designed to help deal with the recent stock price decline. We believe this is a fair proposal and urge you to consider it carefully. You are not obliged in any way to accept this offer. It's totally up to you. Here's some background.

   We have always believed that American Tower would benefit in the long run if its people are stakeholders in the Company. The opportunities to participate in, and benefit from, the ownership of our Company create important common ground for all of us--through our individual and collective efforts, we are aligned in our dedication to the long-term growth in the value of American Tower. Our stock option plan plays an important role in building that spirit of common ownership.

   In that context, however, it would be fair to say that the last six months or so have been very challenging. The performance of our stock has been disappointing to all of us. Perhaps we can take some comfort in the knowledge that this is attributable principally to the depressed telecommunications industry, general market trends and other events largely beyond our control and are not a reflection of the hard work and dedication of everyone on the American Tower team.

   Regardless, we are dedicated to maintaining and solidifying our market leading position and to recapturing the value inherent in the talents of our employees. We will continue our strategy to take the steps needed to sustain our growth and progress in these difficult economic times and to position ourselves to continue to generate growth and strong financial performance. This strategy includes a commitment to build a stronger connection between the hard work you perform and the potential fruits of that effort. However, given the Company's current stock price, and the price of many of your stock options, that connection is weak at best.

   As a result, we've developed a program designed to help restore the upside in your options. It is a stock option exchange program that allows you to exchange your eligible options for fewer options at a new exercise price. This program applies only to options issued from our 1997 stock option plan, and does not apply to shares you may have purchased on your own in the open market or may have purchased through the Employee Stock Purchase Plan.

   On the reverse side of this letter is a general outline of how this program works. We hope you give this program serious consideration. It is designed to help restore the inherent value and upside in your option grants, and to better position you to share in the growth that we are all working together to create.

                                          Sincerely,

                                          /s/ Steven B. Dodge

                                          Steven B. Dodge
                                          Chairman and Chief Executive Officer
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   Here's how the program generally works:

  . Stock options granted at an exercise price of $20.00 per share and higher can be exchanged at a rate of two-for-three. That is, for every three shares covered by an option you exchange, you'll receive an option for two shares. For example, if you exchange an option for 300 shares exerciseable at, say, $27.00 each you will receive an option for 200 shares exercisable at the fair market value of our Class A common stock on the date the new option is granted to you.

  . If you choose to exchange any options under this program, you must exchange the entire amount of the applicable grant. For example, if you were granted an option to acquire 1,500 shares on December 15, 1999 that you wish to exchange, you must exchange that grant in its entirety (that is, for all 1,500 shares), rather than just a portion of it.

  . If you decide to tender any of your eligible options, then you must tender all of the options that you received after April 25, 2001 and prior to the expiration date of this offering that have a lower exercise price than the highest exercise price of the options that you elect to tender.

  . Should you participate, your new options will be issued not earlier than six months and one day from the date you surrender your original options and at the fair market value at the time the new option is granted. You will not, however, receive your new option if you are not employed by American Tower at the time of the proposed grant.

  . Options issued under this program will have a 3-year vesting schedule beginning on the date of the new grant. Vesting of the surrendered grant will not count towards the new 3-year vesting schedule.

   For your information, this type of plan has been offered to employees in other companies after similar stock price declines. Shareholders have generally accepted these plans (don't forget they can't reprice their shares) and such companies' stock prices haven't been punished when the exchange plan meets certain parameters, all of which are features of this plan including:

  .  Executive management isn't eligible for the exchange

  .  Reduction of total options outstanding (the 2:3 share exchange ratio)

  . Offer for options that are priced significantly higher then the current share price ($20.00 or higher)

  . No charge to quarterly earnings (by having the holders wait six months and one day to receive the new options which will be priced at that time and requiring the exchange of lower priced options granted within the past six months, accounting rules allow no earnings charge)

  .  Meaningful vesting period for new options (3 years)

   If you do some calculations you will see that even with the 2-for-3 share exchange rate you will be better off making the exchange unless there is a dramatic price increase (in which case you are still in a favorable position but with less value than if you did not do the exchange).

   To take advantage of this exchange, please read the enclosed materials, including the exchange offer document and the risks described therein. Sign and return the election form by October 26, 2001. Any election forms received and postmarked after October 26, 2001 will not be eligible for the exchange. If you have any questions, or would like more information, please contact Ms. Aileen Torrance (617 375-7500) at the corporate office in Boston.

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